Lucy Schlauch Stark Phone 303-295-8493 Fax 303-291-9145 MLStark@hollandhart.com

July 20, 2012

VIA EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Natural Grocers by Vitamin Cottage, Inc.
Amendment No. 4 to Registration Statement on Form S-1 filed July 20, 2012
File No. 333-182186

Dear Ms. Ransom:

On behalf of our client, Natural Grocers by Vitamin Cottage, Inc., a Delaware corporation (the “Company”), pursuant to Rule 472 I am submitting as correspondence a copy of the Company’s above-captioned Amendment No. 4 to Registration Statement (“Amendment No. 4”), marked to indicate the changes effected since the filing of Amendment No. 3 on July 12, 2012.

Additionally, the Company has included additional disclosure in Amendment No. 4 in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by telephone on July 18, 2012 and July 19, 2012.  Specifically:

•                  With regard to the Staff’s comment on July 18, 2012 regarding the Company’s stockholder’s agreement, the Company has revised the disclosure on page 106 of Amendment No. 4 to clarify that some, but not all, of the parties to the stockholder agreements are party to the voting provisions of that agreement;

•                  With regard to the Staff’s comment on July 19, 2012 related to the adjustments in the capitalization table, we have revised the footnotes to that table to provide additional detail on the adjustments made for each transaction for which adjustments are made; and

•                  With regard to the Staff’s comment on July 19, 2012 related to the selected balance sheet data, and specifically the pro forma total assets, we have provided

Holland & Hart LLP  Attorneys at Law

Phone (303)295-8000  Fax (303)295-8261  www.hollandhart.com

555 17th Street Suite 3200 Denver, CO 80202-3979 Mailing Address Post Office Box 8749 Denver, CO 80201-8749

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additional disclosure to describe a deferred tax asset resulting from the reorganization described in Amendment No. 4.

Respectfully,

/s/ Lucy Schlauch Stark
Lucy Schlauch Stark
Holland & Hart LLP

Attachment

cc:                    Kemper Isely, Natural Grocers by Vitamin Cottage, Inc.
Sandra Buffa, Natural Grocers by Vitamin Cottage, Inc.
Keith Townsend, King & Spalding LLP
Scott Berdan, Holland & Hart LLP